

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via Email
Mr. Scott A. Tozier
Senior Vice President
Albemarle Corporation
451 Florida Street
Baton Rouge, Louisiana 70801

> **Re:** **Albemarle Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 1-12658**

Dear Mr. Tozier:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 31

Comparison of 2013 to 2012, page 31

1.   We note that changes in your pension and OPEB (benefits) costs materially impacted your gross profit and selling, general and administration expense. Please discuss your underlying accounting for these items and how the changes in your material underlying assumptions impacted the amount of these (benefits) costs recognized.

Also explain the specific factors that resulted in the actuarial gain recognized in 2013 compared to the actuarial losses recognized in 2012 and 2011. Please provide draft disclosure revisions with your response.

2.   We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments. Please provide draft disclosure revisions with your response.

Segment Information Overview, page 33

3.   Please discuss in greater detail the business reasons for the changes between periods in segment net sales and segment income. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. In light of the fact that you have realigned your operating segments effective January 1, 2014, please address this comment in future filings as it relates to your Performance and Catalyst operating segments. In this regard, please ensure that you discuss any significant business issues affecting the product markets underlying these two operating segments. See Item 303(a)(3) of Regulation S-K. Please provide draft disclosure revisions with your response.

Financial Condition and Liquidity, page 45

4.   You indicate that the decrease in cash provided by operating activities in 2013 versus 2012 was primarily due to the decrease in gross profit from your business offset by lower pension contributions and higher deferred income taxes. Please expand your disclosures to provide a discussion of the underlying reasons for the changes in these two material components of your cash flows from operating activities.

5.   You indicate that the increase in net current assets was due primarily to increases in accounts receivable and inventories. In light of your decrease in net sales from 2012 to 2013, please expand your disclosures to provide a discussion of the underlying reasons for the increase in accounts receivable and inventory. Please also address whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-83.

<u>Financial Statements and Supplementary Data, page 53</u>

<u>Consolidated Statements of Income, page 56</u>

6.   Please tell us whether you include depreciation and amortization in your measure of cost of sales. If the amount reported as cost of goods sold is exclusive of depreciation and amortization, please expand your disclosure under the cost of goods sold caption and elsewhere in the document where you present cost of sales to comply with the guidance in SAB Topic 11:B.

<u>Note 1- Summary of Significant Accounting Policies, page 60</u>

<u>Performance and Life Cycle Guarantees, page 60</u>

7.   Please address whether there are there have been circumstances under which you have recognized revenue related to products that have performance and life cycle guarantees and subsequently received a customer claim related to these guarantees. If so, please tell us and disclose how you account for these apparent contingent contingencies. In doing so, please also clarify the typical length of the contractual periods related to these guarantees. In this regard, we note your disclosure on page 16 that a successful claim or series of claims against you related to your performance and life cycle guarantees could have a material adverse effect on our financial condition and results of operations and could result in a loss of one or more customers.

<u>Note 18- Income Taxes, page 88</u>

8.   Please expand your disclosure to include the cumulative amount of undistributed earnings of foreign subsidiaries in accordance with ASC 740-30-50-2b.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Senior Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief